T-REX OIL, INC.
                             520 Zang St., Suite 250
                              Broomfield, CO 80021
                                 (720) 502-4483





                                  May 13, 2015



Securities and Exchange Commission
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     T-Rex Oil, Inc.
        File No. 000-51425

Dear Sir or Madame:

     In response to your letter dated March 27, 2015, T-Rex Oil, Inc. acknowledges to the Securities and Exchange Commission that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                 Sincerely,

                                                 T-REX OIL, INC.


                                                 /s/ Donald Walford


                                                 Donald Walford,
                                                 Chief Executive Officer